Exhibit 99.1

ASX ANNOUNCEMENT 20 December 2017 Notice of General Meeting and Sample Proxy Melbourne, Australia, 20 December 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) has today released the attached Notice of a General Meeting of shareholders (the “Notice”) together with a Sample Proxy for the meeting. The Notice and a personalised proxy is being distributed to all shareholders. As detailed in the Notice, the General Meeting will be held at 10.00 am on Wednesday, 31 January 2018 at the following address: offices of K&L Gates Level 25, 525 Collins Street Melbourne, Victoria 3000 Australia Shareholders should note that the Meeting has not been convened voluntarily by the Board and that all Resolutions included in this Notice of General Meeting have been proposed by the Requisitioning Shareholders and not by your Board. This meeting has been convened in response to the requisition from a small group of shareholders effectively seeking the spill of the current Board and appointment of their nominees to the Board. Your vote is important to the future direction of the Company. The Board recommends that if you cannot attend the meeting, please lodge your proxy and have your say. Please read the attached notice of meeting and its accompanying explanatory notes. The Board recommends that shareholders VOTE AGAINST ALL OF THE RESOLUTIONS. FOR FURTHER INFORMATION PLEASE CONTACT Mr. Eutillio Buccilli Executive Director & Chief Executive Officer Genetic Technologies Limited + 61 3 8412 7050 Jason Wong (USA) Blueprint Life Science Group + 1 (415) 375 3340, Ext. 4 Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

genetic technologies

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGen*plus* is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGen*plus*, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • **Website**: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040

Genetic Technologies Personalising health NOTICE OF GENERAL MEETING Notice is given that a General Meeting of the shareholders of Genetic Technologies Limited ACN 009 212 328 will be held at: 10.00am on 31 January 2018 at the offices of K&L Gates Level 25, 525 Collins Street Melbourne Victoria 3000 (Meeting)

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03 GENETIC TECHNOLOGIES LIMITED NOTICE OF GENERAL MEETING 15 December 2017 Dear Shareholders, As announced on 1 December 2017, Genetic Technologies Limited (GTG or the Company) received a notice requiring that the Board convene a Shareholders Meeting pursuant to section 249D of the Corporations Act 2001(Cth) (Corporations Act). The request was served by persons who represented that in aggregate they hold approximately 5.5% of the ordinary shares of the Company (Requisitioning Shareholders). The enclosed notice of meeting has been issued by the Company pursuant to this request, for shareholders to consider: 1. The removal of Dr Malcolm R. Brandon, Mr Grahame Leonard and Mr Eutillio Buccilli as Directors, and 2. The appointment of Mr Samuel Xue Lee, Mr Peter Irwin Rubenstein and Mr Jerzy Muchnicki as Directors. The Company has entered an important stage of its strategic review which was announced to the market on 25 August 2017. At that time, the Company announced the engagement of Roth Capital Partners, LLC (Roth Capital) a U.S. based corporate advisory firm to launch a comprehensive strategic review initiative with a clear mandate to explore a wide range of possible strategic opportunities for the Company and its assets - designed to maximise near and long-term value for our shareholders. Roth Capital has completed a confidential market out-reach program to identify potential interested parties. Following what was an intensive and systematic screening process, a target short list was prepared, with the shortlisted targets invited to present to the Company’s Chairman and Chief Executive Officer. The presentations took place in New York during the week commencing 27 November 2017; each party having expressed significant interest in the Company and its assets. The Company remains in active discussions with multiple parties regarding a potential transaction(s) as those short listed parties continue their due diligence. Further, there has been a substantial reduction in operating cash spend of 48% over the past 3 years, from $15.0 million in 2014 down to $7.8 million in 2017, brought about primarily through ongoing cost cutting measures that have been implemented by the Board. Your Board is committed to enhancing shareholder value and believes that the strategic review process currently being undertaken (combined with the focus on managing costs) is in the best interests of shareholders. Your Board recommends that you VOTE AGAINST ALL OF THE RESOLUTIONS proposed by the Requisitioning Shareholders. A spill of the Board during the current strategic review being undertaken by Roth Capital is in our view not in the best interests of shareholders. This is an important shareholder meeting and the outcome will affect the future direction of the Company. Your vote is important. If you cannot attend in person, I strongly recommend you lodge a proxy vote to have your say on the Company’s future. Yours sincerely Dr Malcolm R. Brandon Chairman - Genetic Technologies Limited

BUSINESS RESOLUTION 1 – REMOVAL OF DR MALCOLM R. BRANDON AS A DIRECTOR To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That Dr Malcolm R. Brandon be removed as a director of the Company with effect from conclusion of this Meeting.” RESOLUTION 2 – REMOVAL OF MR GRAHAME LEONARD, AM, AS A DIRECTOR To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That Mr Grahame Leonard, AM, be removed as a director of the Company with effect from conclusion of this Meeting.” RESOLUTION 3 – REMOVAL OF MR EUTILLIO BUCCILLI AS A DIRECTOR To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That Mr Eutillio Buccilli be removed as a director of the Company with effect from conclusion of this Meeting.” RESOLUTION 4 – APPOINTMENT OF MR SAMUEL XUE LEE AS A DIRECTOR To consider and, if thought fit, to pass, the following resolution as an ordinary resolution: “That Mr Samuel Xue Lee be appointed as a director of the Company with effect from conclusion of this Meeting.” RESOLUTION 5 – APPOINTMENT OF MR PETER IRWIN RUBENSTEIN AS A DIRECTOR To consider and, if thought fit, to pass, the following resolution as an ordinary resolution: “That Mr Peter Irwin Rubenstein be appointed as a director of the Company with effect from conclusion of this Meeting.” RESOLUTION 6 – APPOINTMENT OF MR JERZY MUCHNICKI AS A DIRECTOR To consider and, if thought fit, to pass, the following resolution as an ordinary resolution: “That Mr Jerzy Muchnicki be appointed as a director of the Company with effect from conclusion of this Meeting.” Dated 15 December 2017 By order of the Board Kevin Fischer Company Secretary Genetic Technologies Limited 04

VOTING ENTITLEMENT NOTICE For the purposes of the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 10.00 am on 29 January 2018. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting. PROXIES A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each Proxy Form may specify the proportion or number of votes which the proxy may exercise. If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes. A proxy need not be a shareholder. Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting. APPOINTMENT OF PROXIES If you are entitled to vote at the Meeting you have the right to appoint a proxy to attend and vote in your place. To appoint a proxy you should complete Step 1 on the attached Proxy Form. If you wish to appoint a person other than the Chairman, you should complete the second panel in Step 1, and not “tick” the first panel. The proxy need not be a shareholder of the Company. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents. For proxies without voting instructions that are exercisable by the Chairman of the Meeting, the Chairman intends to vote all undirected proxies AGAINST Resolutions 1 to 6 (inclusive) put in the Notice of Meeting even though the Chairman has a material personal interest in Resolution 1. Proxy Forms must be received by Computershare Investor Services, GPO Box 242, Melbourne, Victoria 3001, Australia or by fax, within Australia on 1800 783 447 or outside Australia on +61 3 9473 2555 or online www.investorvote.com.au, by no later than 10.00 am on 29 January 2018. BODIES CORPORATE A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company’s shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company. 05 GENETIC TECHNOLOGIES LIMITED NOTICE OF GENERAL MEETING

EXPLANATORY MEMORANDUM This Explanatory Memorandum has been prepared for the information of shareholders of the Company in connection with the business to be conducted at the Meeting of shareholders to be held at 10.00am on 31 January 2018. The purpose of this Explanatory Memorandum is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the Resolutions detailed in the Notice of General Meeting. For the reasons described below, the Board recommends that shareholders VOTE AGAINST ALL OF THE RESOLUTIONS. 1. BACKGROUND TO THE SHAREHOLDER MEETING On 29 November 2017, the Company received a notice from the Requisitioning Shareholders requiring the Board to convene a meeting of all shareholders pursuant to section 249D of the Corporations Act - effectively for a spill of your Board and the appointment of the Requisitioning Shareholders nominees to the Board. Shareholders should note that this Meeting has not been convened voluntarily by the Board and all Resolutions included in this Notice of General Meeting have been proposed by the Requisitioning Shareholders and not by your Board. The cost of convening this Meeting is borne by the Company. The Company is at a cross roads having entered an important stage of its strategic review which was announced to the market on 25 August 2017. As indicated in the accompanying Chairman’s letter, since their appointment, Roth Capital has conducted a confidential market out-reach program to identify potential interested parties, undertaken an intensive and systematic screening process and prepared a target short list, with the shortlisted targets presenting to the Company’s Chairman and Chief Executive Officer in New York; each party having expressed significant interest in the Company and its assets. Your Board believes that the strategic review process being undertaken by Roth Capital is in the best interests of shareholders and should be given time to achieve the best outcome for all shareholders. The Board remains committed to the strategic review and enhancing shareholder value and will carefully consider all alternatives to ensure that any decision made reflects the best interest of all shareholders. Since embarking on the commercial launch of BREVAGenplus we have been steadfast in exploring the optimal methodology to effectively market the product (without compromising resources) and continually seeking opportunities to reduce operating costs. Our recent shift this year to a patient self-pay program coupled with the on-going operational strategic review serves as a catalyst to transform the commercial program into a pure ecommerce system enabling us to manage in totality, a streamlined organisation that is conserving capital without compromising commercial activities. 2. REQUISITIONING SHAREHOLDERS Section 240P of the Corporations Act provides that the Requisitioning Shareholders (detailed in Annexure A) may submit a “statement” for circulation to shareholders regarding the Resolutions or any other matter that may properly be considered at the Meeting. A copy of the statement received from the Requisitioning Shareholders in accordance with Section 249P of the Corporations Act is set out in Annexure “A” (Statement). 06

3. BOARD RECOMMENDATION VOTE AGAINST ALL RESOLUTIONS As stated above, under the Corporations Act we are required to convene this Meeting at the Company’s expense. We are also required to circulate the Statement from the Requisitioning Shareholders (Annexure “A”) which we have done so in full, without any amendment. While the Board recognises the rights of shareholders to requisition a meeting of the Company, and believes that it is important for shareholders to exercise their rights as owners of the Company, the Board views the statements by the Requisitioning Shareholders about the Company’s performance over the last 3 years as opportunistic and disruptive in nature. In particular, the majority of the Requisitioning Shareholders have only recently acquired Shares in the Company (with the majority of their shareholdings being acquired since October 2017) at prices generally below the share price as at the date of this Notice of General Meeting. In light of the Requisitioning Shareholders concerns about the Company’s past performance over the last three years, we question why the Requisitioning Shareholders have bought GTG shares since October 2017 being aware of that past performance and in particular, after the Company had already announced on 25 August 2017 the appointment of Roth Capital to conduct a strategic review of the Company and its assets. We also query the Requisitioning Shareholders motivation / agenda and more importantly their intentions and direction for the Company. Unfortunately your Board does not know the full intentions of the nominees proposed by the Requisitioning Shareholders. The Requisitioning Shareholders have to date provided limited guidance of the plans they have for the Company and its assets (other than as detailed in Annexure A) and, to the best of the Board’s knowledge, none of the Requisitioning Shareholders or their nominees have any experience or direct relevant skills in the Company’s core product (BREVAGen). Based on the Requisitioning Shareholders statement (Annexure “A”), it appears that the Requisitioning Shareholders are proposing to dramatically reposition the Company into a “medical data management company”. Shareholders would appreciate that there is no guarantee of success from such a dramatic repositioning. The implementation risks with respect to the significant repositioning of the Company is also heightened given that there has been no indication of any experience the proposed new board will have in genetic testing, the U.S. predictive breast cancer market, nor any experience in the US medical regulatory landscape (including U.S. privacy laws for use of the data from BREVAGen testing) or generally the U.S. medical markets. The Requisitioning Shareholders indicate they want to “rollout the test” [BREVAGen] in Australia but they have not provided any details of proposed compliance with Australian medical regulatory requirements nor any forecast of the anticipated expenditure for obtaining regulatory approval or subsequently the costs of rollout of the BREVAGen test in Australia. If the BREVAGen product is generating limited revenue in a large market such as the United States, why do the Requisitioning Shareholders believe there is substantial revenue in the Australian markets? The Requisitioning Shareholders have not provided any information regarding the “route to market” in Australia, for compliance of the BREVAGen test and where compliance is achieved, the sales / distribution channel they propose. Access to healthcare is very different in Australia to the model utilised in the U.S. Australian patients in general are accustomed to a health system where diagnostic tests are free at the point of care and are, therefore, unlikely to be receptive to a patient pay model. Accordingly there is significant uncertainty as to both the potential market for the BREVAGen test in Australia and its pricing. The Board acknowledges that the last three years have been difficult. We are of the opinion that the Company’s shareholder value needs to be greatly improved and we have already undertaken comprehensive steps as announced to the market by way of underlying product improvements, commercial repositioning of the product and product repricing, moving to a patient direct self-pay model, continuing focus on cost management, moving to an ecommerce distribution platform and the appointment of Roth Capital to undertake a strategic review for expression of interest in the Company and its assets. The current Board remains steadfast in its objective to secure an optimal solution to create value for all shareholders, and seeks your patience as the strategic initiative launched with Roth Capital in August 2017 enters its final phase of operation. Dr Brandon and Messrs Leonard and Buccilli are highly experienced company directors and have direct relevant skills in the Company’s core product (BREVAGen). If you appoint the nominees proposed by the Requisitioning Shareholders the advice from Roth Capital is that the interest in the Company and its assets from the current U.S. short listed parties may dissipate given the perception that the Requisitioning Shareholders have their own agenda for the Company and its assets. We recommend you vote against all of the proposed Resolutions for the above reasons. 07 GENETIC TECHNOLOGIES LIMITED NOTICE OF GENERAL MEETING

4. RESOLUTIONS 4.1 Resolution 1 – REMOVAL OF DR MALCOLM R. BRANDON AS A DIRECTOR Dr Brandon was appointed to the Board on 5 October 2009 and as the Company’s Chairman on 28 November 2012. He has over 40 years’ experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. Dr Brandon is also currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals. Board Recommendation The Board recommends that shareholders vote against the removal of Dr Brandon and accordingly against Resolution 1. 4.2 Resolution 2 – REMOVAL OF MR GRAHAME LEONARD, AM, AS A DIRECTOR Mr Leonard was appointed to the Board on 29 November 2013 and also serves as Chairman of the Company’s Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years’ experience in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include former Commissioner, Victorian Multicultural Commission, former Chair, Victorian Government Multifaith Advisory Group and former Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog). Board Recommendation The Board recommends that shareholders vote against the removal of Mr Leonard and accordingly against Resolution 2. 4.3 Resolution 3 – REMOVAL OF MR EUTILLIO BUCCILLI AS A DIRECTOR Mr Buccilli was appointed to the Board in June 2015. He joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015. Mr Buccilli has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut. He brings to the Board extensive financial, corporate governance, commercial and fund raising experience. Board Recommendation The Board recommends that shareholders vote against the removal of Mr Buccilli and accordingly against Resolution 3. 4.4Resolution 4 – APPOINTMENT OF MR SAMUEL XUE LEE AS A DIRECTOR The Statement provided by Mr Samuel Xue Lee is attached in Annexure “A”. The Statement as provided in Annexure “A” does not include specific details regarding Mr Samuel Xue Lee’s relevant qualifications or relevant experience he would bring to the Board of the Company. Board Recommendation The Board recommends that shareholders vote against the appointment of Mr Samuel Xue Lee and accordingly against Resolution 4. 4.5 Resolution 5 – APPOINTMENT OF MR PETER IRWIN RUBENSTEIN AS A DIRECTOR The Statement provided by Mr Peter Rubenstein is attached in Annexure “A”. The Statement as provided in Annexure “A” does not include any specific details regarding Mr Peter Rubenstein’s relevant qualifications or relevant experience he would bring to the Board of the Company. Board Recommendation The Board recommends that shareholders vote against the appointment of Mr Peter Irwin Rubenstein and accordingly against Resolution 5. 08

4.6 Resolution 6 – APPOINTMENT OF MR JERZY MUCHNICKI AS A DIRECTOR The Statement provided by Mr Jerzy Muchnicki is attached in Annexure “A”. The Statement as provided in Annexure “A” does not include any specific details regarding Mr Jerzy Muchnicki’s relevant qualifications or relevant experience he would bring to the Board of the Company. Board Recommendation The Board recommends that shareholders vote against the appointment of Mr Jerzy Muchnicki and accordingly against Resolution 6. 5. FURTHER INFORMATION The Directors recommend members read these explanatory notes in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed Resolutions before making any decision in relation to the proposed Resolutions. As mentioned, the Company is at a cross roads and this is an important Meeting. The outcome will affect the future direction of the Company. Your vote is important. If you cannot attend in person, we strongly recommend you lodge a proxy vote to have your say on the Company’s future. 09 GENETIC TECHNOLOGIES LIMITED NOTICE OF GENERAL MEETING

ANNEXURE A Requisitioning Shareholder No. of Shares Antanas Guoga 7,500,000 Ugnius Simelionis 20,940,450 Security and Equity Resources Limited 15,073,506 SH Rayburn Nominees Pty Ltd ATF SH Rayburn Super Fund 12,000,000 Irwin Biotech Nominees Pty Ltd ATF BIOA Trust 17,186,350 MJGD Nominees Pty Ltd ATF BSMI Trust 4,849,129 Samuel Lee 56,998,500 REQUISITIONING SHAREHOLDER STATEMENT PURSUANT TO SECTION 249P OF THE CORPORATIONS ACT As major shareholders in GTG we are very concerned about the (past and future) direction of the Company under the current Board and we seek your support to immediately implement changes for the betterment of all shareholders: Summary (a) Poor corporate performance on all metrics including balance sheet, declining share price, ongoing losses, poor sales figures and a blow out in shares on issue: (b) Going concern issues and Nasdaq deficiency notice (c) Management excesses and lack of vision (d) The new Board has a plan to: (i) commercialise existing R&D capabilities, IP and Brevagen Plus to achieve better patient outcomes (ii) capitalise on Blockchain opportunities in medical data management, patient records and Counterfeit drug solutions a $200B pa cost to the Big Pharma sector. (iii) Return value to Shareholders (e) New Board has significant experience and plans to engage a dynamic consultant, Tim Dean, to assist in implementing its vision. A. Poor Corporate Performance The board and management have failed to grow shareholder value which is demonstrated by the decline in revenues from $4.6 million in 2014 to just $518K in 2017. Losses for each year average $8.5 million since 2015. The share price of GTG has dropped from 6.9 cents on 16 February 2015 to 0.8 cents on 7 December 2017, with the current issued capital approaching 2.5 billion shares. B. Going Concern Issues and Nasdaq Deficiency Material uncertainty related to going concern – the auditors have expressed their view on the uncertain future of GTG. This is itself a damning statement about the management of the company. This is also combined with a recent Nasdaq deficiency notice which remains unresolved and may jeopardise the Nasdaq listing on the main board C. Management Excesses and Lack of Vision The total remuneration of Key Management Personnel of $1,817,640 exceeds the total revenues of the company by more than 300% with the CEO being paid only marginally less than the total revenues earned by the Company. This was combined with a desire to have performance options issued at the recent AGM in the face of such dismal performance. The board has not identified any comprehensive plan to turn the business around to start generating profits and improve the share price and shareholder value and this is demonstrated by their engaging a Banking Consultant to do the work that they as the board and management team are being paid to do. We are not aware of the Chairman or CEO ever having made on market purchases in GTG unlike your Nominees who have significant “skin in the game”. It is time to change the Board and executive management of GTG to charter a new course for the business, but not ignore the past. We plan to capitalise on GTG’s significant R&D and positioning in the market through medical diagnostics, combined with the new potential of medical data management utilising the Blockchain as outlined below (material not previously made available to GTG) which will encourage investment from both Australian and US investors and significantly increase shareholder value. 10

D. The New Board’s Vision GTG can be transformed into a medical data management company that conducts business in genomic testing, pharmaceutical supply chain solutions, to reduce the incidence of counterfeiting, and the provision of data management solutions in the conduct of multi-site and multi-jurisdictional clinical trials, without changing the core focus of the business in improving patient outcomes via the use of data. The data generated from all these streams will be very valuable to pharmaceutical companies and researchers. Big data is playing a greater role in the R&D activities of the major pharmaceutical companies and we will work closely with these companies to structure our Blockchain platforms to satisfy their needs. These solutions may use Blockchain technology to ensure the provenance of the data and enable the data to be shared with appropriate players in the knowledge that the data has not been manipulated or fraudulently changed. Do not confuse the power of the Blockchain distributed ledger technology with cryptocurrencies which also rely on Blockchain technology. GTG has a strong research and development track record and we should continue to leverage this asset. In a recent Parliamentary ‘friends of Blockchain’ visit to Canberra we held discussions with the advisor to the Minister for Health, and the Minister was very supportive of conducting trials on predictive breast cancer using tests such as Brevagen Plus. A new approach to the rollout of the test in Australia is required given it does not currently have sales in Australia. The aim is to progress these discussions given a rapid rollout of our tests will save lives. E. Your new board appointments comprising Sam Lee, Peter Rubinstein and Jerzy Muchnicki have outlined some of their experience in the 249D Notice. Commercialisation of leading technologies and creating shareholder value is the common theme as evidenced in the recent involvement in DigitalX whereby the companies vision was enhanced by board rejuvenation leading to a rapid and sustained increase in shareholder returns. We also welcome Tim Dean, a seasoned international business executive with listed company experience in areas including pharmaceutical, IT, agriculture, manufacturing and engineering. Tim has a strong background in Blockchain and its applications in the medical space and is currently in a lead role in the development of a supply chain solution linked to a Blockchain with a digital payments solution in the medicinal cannabis industry in North America which may easily be scaled to support other areas in the Pharma sector. Tim has an MBA and numerous Industry accreditations and has agreed to join GTG under contract upon board change being implemented. If you vote to elect a new board you will be harnessing experience in the Blockchain and Biotech spaces with proven success in increasing shareholder wealth as evidenced by two of the nominated directors involvement in DigitalX and financial support for other listed companies. We look forward to an exciting future for Shareholders in GTG under a new Board and Management and welcome your support. 11 GENETIC TECHNOLOGIES LIMITED NOTICE OF GENERAL MEETING

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Genetic Technologies Limited

ABN 17 009 212 328

GTG

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

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Proxy Form

XX

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Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

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Individual: Where the holding is in one name, the securityholder must sign.
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Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

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Samples/000001/000001/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 IND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Genetic Technologies Limited hereby appoint

☐ the Chairman of the Meeting **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the General Meeting of Genetic Technologies Limited to be held at the offices of K&L Gates, Level 25, 525 Collins Street Melbourne Victoria 3000 on Wednesday 31January 2018 at 10.00am and at any adjournment or postponement of that meeting.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Removal of Dr Malcolm R. Brandon as director	☐	☐	☐
Resolution 2	Removal of Mr Grahame Leonard AM as a director	☐	☐	☐
Resolution 3	Removal of Mr Eutillio Buccilli as a director	☐	☐	☐
Resolution 4	Appointment of Mr Samuel Xue Lee as a director	☐	☐	☐
Resolution 5	Appointment of Mr Peter Irwin Rubenstein as a director	☐	☐	☐
Resolution 6	Appointment of Mr Jerzy Muchnicki as a director	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies **AGAINST** each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date ___ / ___ / ___

GTG 999999A

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